Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 June 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

PP Vanessa

Andrew M Knox
Public Officer

Enc.

6/30

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Cue to Make Non-Renounceable Pro-rata Entitlement Offer

The directors of Cue Energy Resources Limited have resolved to make a non-renounceable pro-rata entitlement offer to eligible shareholders of one new share (***New Share***) for every five existing shares held at an offer price of A$0.15 for each New Share (***Entitlement Offer***). Eligible shareholders (other than Todd Petroleum Mining Company Limited and its associates) will also be entitled to subscribe for additional New Shares attributable to entitlements which are not taken up by shareholders under the Entitlement Offer (***Shortfall Offer***).

The Entitlement Offer and the Shortfall Offer will not be underwritten.

The issue of up to 125,647,801 shares under the Entitlement Offer and the Shortfall Offer will raise up to approximately A$18.8 million (before expenses). The offer document will be sent to shareholders by 25 June 2009.

Use of funds

Funds raised from the Entitlement Offer and the Shortfall Offer will be applied with existing funds to augment working capital, and in particular, to assist in the development of the Wortel gas field in Indonesia, appraisal of the Manaia oil discovery in New Zealand and ongoing exploration.

Any written queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

11 June 2009

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Cue Energy Resources Limited

ABN

45 066 383 971

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	125,647,801 New Ordinary fully Paid Shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	125,647,801 Ordinary Fully Paid Shares AUD15 cents

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes (Ordinary Shares)
5	Issue price or consideration	Ordinary Shares AUD15 cents
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To augment working capital, and in particular, to assist in the development of the Wortel gas field in Indonesia, appraisal of the Manaia oil discovery in New Zealand and ongoing exploration.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 July 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	628,239,007	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class	
	Exercise Price (cents A$)	Expiry Date
1,000,000	0.35 cents	01/06/2010
1,366,666	0.225 cents	19/04/2012
1,366,665	0.25 cents	19/04/2012
1,700,000	0.15 cents	19/04/2012
1,033,336	0.20 cents	19/04/2012
333,333	0.35 cents	19/04/2012

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	No
12	Is the issue renounceable or non-renounceable?	Non-renounceable
13	Ratio in which the +securities will be offered	One new share for every five existing shares
14	+Class of +securities to which the offer relates	Ordinary shares
15	+Record date to determine entitlements	19 June 2009
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes
17	Policy for deciding entitlements in relation to fractions	Rounded down

+ See chapter 19 for defined terms.

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	United States of America United Kingdom Hong Kong Malaysia Switzerland Canada Oman Thailand China Denmark Fiji Indonesia British Isles Israel Japan Mexico Netherlands Peru Philippines Slovakia Taiwan Province of China
19	Closing date for receipt of acceptances or renunciations	9 July 2009

20	Names of any underwriters	N /A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	None
23	Fee or commission payable to the broker to the issue	None
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	None
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	25 June 2009
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	20 July 2009

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 June 2009
(Public Officer)

Print name: AM Knox

+ See chapter 19 for defined terms.

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 June 2009

Ms Kate Kidson
Principal Adviser, Issuers (Melbourne)
ASX Markets Supervision Ltd
Level 45
South Tower
525 Collins Street
Melbourne Vic 3000

Re: Cue Energy Resources Limited
Notice under section 708AA(2)(f) of the Corporations Act 2001 (Cth)

Cue Energy Resources Limited (ABN 45 066 383 971) (***Cue Energy***) announced today a non-renounceable entitlement offer of 1 fully paid Cue Energy ordinary share (***New Share***) for every 5 Cue Energy ordinary shares held as at 7.00pm (AEST) on 19 June 2009 (the ***Entitlement Offer***) by eligible shareholders with a registered address in Australia, New Zealand, Papua New Guinea and Singapore. Eligible Shareholders (other than Todd Petroleum Mining Company Limited and its associates) will also be entitled to subscribe for additional New Shares attributable to entitlements which are not taken up by shareholders under the Entitlement Offer (***Shortfall Offer***).

This notice is given by Cue Energy under section 708AA(2)(f) of the Corporations Act 2001 (Cth) (***Act***) as modified by Australian Securities and Investments Commission Class Order 08/35 (***CO 08/35***).

Cue Energy advises that:

(a) the New Shares will be offered for issue without disclosure under Part 6D.2 of the Act as modified by CO 08/35;

(b) this notice is being given under section 708AA(2)(f) of the Act as modified by CO 08/35;

(c) as at the date of this notice, Cue Energy has complied with:

(i) the provisions of Chapter 2M of the Act as they apply to Cue Energy; and

(ii) section 674 of the Act;

(d) as at the date of this notice, there is no excluded information of the type referred to in sections 708AA(8) and 708AA(9) of the Act as modified by CO 08/95; and

(e) except as disclosed in this notice, the issue of New Shares pursuant to the Entitlement Offer is not expected to have any material effect or consequence on the control of Cue Energy Resources.

Todd Petroleum Mining Company Limited (***Todd***) owns approximately 25.1% of the Cue Energy ordinary shares currently on issue. Should it eventuate that Todd takes up its full entitlement under the Entitlement Offer but other eligible shareholders do not take up any of the New Shares being offered under the Entitlement Offer and the Shortfall Offer, Todd would hold approximately 28.7% of the expanded share capital of Cue Energy following the completion of the Entitlement Offer and the Shortfall Offer. However, other eligible shareholders taking up New Shares under the Entitlement Offer and the Shortfall Offer would result in a correspondingly smaller increase in Todd's percentage holding of Cue Energy ordinary shares. Cue Energy does not consider that any increase in Todd's percentage holding of ordinary shares in the company is likely to have a material effect on the company.

Yours sincerely

Andrew Knox
Chief Financial Officer

Cue Energy Resources Limited
A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

11 June 2009

Dear Shareholder,

Re: <u>Notice to Shareholders – Non-renounceable Entitlement Offer</u>

Today Cue Energy Resources Limited (***Cue Energy***) notified the Australian Securities Exchange (***ASX***) that it will undertake a 1 for 5 non-renounceable entitlement offer to raise up to approximately $18,847,170 through the issue of up to 125,647,801 fully paid ordinary shares (***New Shares***) at $0.15 each (***Entitlement Offer***). Eligible shareholders will be offered the opportunity to purchase 1 New Share for every 5 shares held by them as at the record date of 19 June 2009 (***Record Date***). Eligible shareholders (other than Todd Petroleum Mining Company Limited and its associates) will also be entitled to subscribe for additional New Shares attributable to entitlements which are not taken up by shareholders under the Entitlement Offer (***Shortfall Offer***).

The New Shares issued under the Entitlement Offer and the Shortfall Offer will rank equally in all respects with the existing Cue Energy ordinary shares on issue. All fractional entitlements to New Shares will be rounded down to the nearest whole number.

The Entitlement Offer and the Shortfall Offer will not be underwritten.

Only those shareholders with registered addresses in Australia, New Zealand, Papua New Guinea and Singapore will be entitled to participate in the Entitlement Offer and the Shortfall Offer. Cue Energy's directors have determined that it would be unreasonable to make the offers to shareholders in other countries given the number and value of New Shares that would be offered and the cost of complying with legal and regulatory requirements in other countries.

Cue Energy currently has 628,239,007 ordinary shares on issue, all of which are quoted on ASX. Upon completion of the Entitlement Offer and the Shortfall Offer, Cue Energy could have up to 753,886,808 ordinary shares on issue. Application will be made to the ASX for quotation of all New Shares issued under the Entitlement Offer and the Shortfall Offer.

Funds raised from the Entitlement Offer and the Shortfall Offer will be applied with existing funds to augment working capital, and in particular, to assist in the development of the Wortel gas field in Indonesia, appraisal of the Manaia oil discovery in New Zealand and ongoing exploration.

The proposed timetable for the Entitlement Offer is as follows:

Event	Date
Announcement of the Entitlement Offer, Appendix 3B and Cleansing Notice under section 708AA with ASX	11 June 2009
Dispatch of notice to Eligible Shareholders informing them of the Entitlement Offer and details of Appendix 3B	12 June 2009
Shares trade "ex rights"	15 June 2009
Record Date (7.00pm AEST)	19 June 2009
Offer Document (including Entitlement and Acceptance Forms) dispatched to Eligible Shareholders	25 June 2009
Closing Date (5.00pm AEST)	9 July 2009
Shares quoted on a deferred settlement basis	10 July 2009
Notify ASX of under-subscriptions	15 July 2009
Allotment and issue of New Shares	16 July 2009
Despatch holding statements	20 July 2009
Normal trading of New Shares commences	21 July 2009

The dates above are indicative only and, subject to the ASX Listing Rules and the *Corporations Act 2001* (Cth) (***Corporations Act***), Cue Energy reserves the right to change any date, including to extend the closing date, to close the offer early without prior notice or to accept late applications.

The Record Date for determining eligibility to participate in the Entitlement Offer and the Shortfall Offer is 19 June 2009.

Cue Energy will not prepare a prospectus or other disclosure document for the Entitlement Offer and the Shortfall Offer as they will be made under section 708AA of the Corporations Act (as modified by ASIC Class Order 08/35) to all eligible shareholders. Cue Energy will prepare and send an offer document to eligible shareholders on 25 June 2009, as set out in the timetable above.

Your New Share entitlement will be shown on the personalised Entitlement and Acceptance Form which will accompany the offer document mailed to you.

If you require any further information, please do not hesitate to contact Cue Energy.

Yours sincerely

Andrew Knox
Chief Financial Officer